UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

12/31/2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 09625U109
1.	Names of Reporting Persons: OppenheimerFunds, Inc. IRS Identification No: 13-2527171
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
3.	SEC Use Only
4.	Citizenship or Place of Organization: Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
6. Shared Voting Power: 2,980,165 *
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 2,980,165 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,980,165 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 7.23% *
12.	Type of Reporting Person (See Instructions): IA

* Position reflects the conversion of debentures to, and/or exercise of warrants for, shares of common stock.

Item:
1(a)	Name of Issuer: Blueknight Energy Partners, L.P.
1(b)	Address of Issuer's Principal Executive Offices: 201 NW 10TH, SUITE 200 OKLAHOMA CITY OK 73103
2(a)	Name of Person Filing: OppenheimerFunds, Inc.
2(b)	Address of Principal Business Office or, if none, Residence: 225 Liberty Street New York, NY 10281
2(c)	Citizenship: See Item 4 on the cover page(s) hereto.
2(d)	Title of Class of Securities: Common Units
2(e)	CUSIP Number: 09625U109
3	OppenheimerFunds, Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
4(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.
4(b)	Percent of class: See Item 11 on the cover page(s) hereto.
4(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
   See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote:
   See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of:
   See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of:
See Item 8 on the cover page(s) hereto.
5	Ownership of Five Percent or Less of a Class: [ ]

6

Ownership of More than Five Percent on Behalf of Another Person.:
Securities reported on this Schedule 13G as being beneficially owned by OppenheimerFunds, Inc., are held in the accounts of investment advisory clients (which may include investment companies registered under the Investment Company Act of 1940, employee benefit plans, pension funds and other institutional clients) advised by OppenheimerFunds, Inc., directly and through its subsidiaries.

Not applicable.

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.
8	Identification and Classification of Members of the Group: Not applicable.
9	Notice of Dissolution of Group: Not applicable.
10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/30/2019
Date

/s/ Mary Ann Picciotto
Signature

Mary Ann Picciotto, Sr. Vice President and Chief Compliance Officer
Name/Title

If you have questions please contact Judith Gottlieb at 212-323-4858 or by email at jgottlieb@ofiglobal.com